Julian Kleindorfer Direct Dial: +1.213.891.8371	355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

FIRM / AFFILIATE OFFICES
July 26, 2010	Abu Dhabi Barcelona Beijing Brussels Chicago Doha	Moscow Munich New Jersey New York Orange County Paris
VIA EDGAR	Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Van Doorn, Senior Assistant Chief Accountant

Re:	MPG Office Trust, Inc.

Form 10-K/A for the year ended 12/31/2009

Filed on 4/30/2010

File No. 001-31717

Ladies and Gentlemen:

On behalf of MPG Office Trust, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), pursuant to the letter dated July 22, 2010 (the “Comment Letter”), with respect to the Company’s Form 10-K/A for the year ended December 31, 2009. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the Form 10-K/A, except as otherwise noted below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.	We note your attorney has submitted the acknowledgment for the following on your behalf. However, this acknowledgement must be provided by the company directly. Please provide in writing a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

July 26, 2010

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company has included a letter of acknowledgement from Shant Koumriqian, the Company’s Executive Vice President and Chief Financial Officer, as part of its response.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, pages 41-58

2.	The staff will review the disclosure responsive to comment one when the next Form 10-Q is filed.

Response: The Company acknowledges the Staff’s comment.

Results of Operations, pages 58-64

3.	We have considered your response to comment two. Please confirm that you will expand future filings to discuss your basis for excluding properties in default from your definition of Same Properties Portfolio similar to the information provided in your correspondence.

Response: The Company confirms it will expand its disclosure in future filings to include the basis for excluding the Properties in Default from its definition of the Same Properties Portfolio, similar to the information provided to you in its July 19, 2010 letter.

Financial Statements and Notes

Note 4 – Mortgage and Other Secured Loans, pages 101-107

4.	We have considered your response to comment four. We note that you believe the triggering of these guarantees is remote. We also note your acknowledgement that you will expand future filings to disclose these “non-recourse carve out” guarantees. Please confirm that your disclosures in future filings will comply with the requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification.

Response: The Company confirms that its disclosures in future filings will comply with the requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification.

July 26, 2010

Note 15 – Financial Instruments

Interest Rate Swap, page 127

5.	We have considered your response to comment five. Please confirm that you will expand future filings to discuss how the collateral payments are determined similar to the information provided in your correspondence.

Response: The Company confirms it will expand its disclosure in future filings to discuss how the collateral payments are determined, similar to the information provided to you in its July 19, 2010 letter.

In accordance with Rule 101(a)(3) of Regulation S-T, we have electronically transmitted this letter on behalf of the Company under the label “corresp.” Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-9763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian Kleindorfer
Julian Kleindorfer of LATHAM & WATKINS LLP

cc:	Nelson C. Rising, MPG Office Trust, Inc.
Shant Koumriqian, MPG Office Trust, Inc.
Jonathan L. Abrams, MPG Office Trust, Inc.

July 26, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Van Doorn, Senior Assistant Chief Accountant

Re:	MPG Office Trust, Inc.

Form 10-K/A for the year ended 12/31/2009

Filed on 4/30/2010

File No. 001-31717

Ladies and Gentlemen:

In response to your letters dated June 17, 2010 and July 22, 2010 in connection with the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on the Form 10-K/A of MPG Office Trust, Inc. (the “Company”) for the year ended December 31, 2009, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Shant Koumriqian
Shant Koumriqian
Executive Vice President,
Chief Financial Officer

cc:	Nelson C. Rising

Jonathan L. Abrams

Julian Kleindorfer, Latham & Watkins LLP